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Map data ©2020
Gorges Beer Co.

Brewery

385 SW Mary St.
Cascade Locks, OR 97014
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Gorges Beer Co. is seeking investment to create a craft beer experience in an unparalleled destination, surrounded by 360 views of the Columbia Gorge.
Generating RevenueAdding A Location
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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INVESTOR PERKS

Gorges Beer Co. is offering perks to early investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

DAY HIKER Invest $1,500 or more to qualify. 50 of 50 remaining

Priority invite to annual Brewery events. Apparel package (shirt, hat, and patch). Name on "Day Hiker" portion of wall.

WINDJAMMER Invest $3,000 or more to qualify. 20 of 20 remaining

VIP invite to annual brewery events. Priority access to the mezzanine dining area and barrel room. Fancy Branded Growler. Apparel package (sweatshirt, shirt, hat, patch). Name on the "Windjammer" section of founders wall. 20% off all purchases through 12/31/2022.

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LOCATION

Cascade Locks is dubbed "The Heart of the Gorge," in the most awe-inspiring hiking area in the Pacific Northwest. Just 45 minutes from Portland, millions of tourists visit annually.

Very few nearby alternatives
Closest proximity to Multnomah Falls
Barriers to entry: Protected land in the area
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GORGES BEER COMPANY PRESENTATION
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PRESS
Gorges Beer Co. Breaks Ground on Cascade Locks Facility — New School Beer + Cider

Pandemic or not, Gorges Beer Co. broke ground on their highly anticipated and ambitious new project in the Columbia River Gorge on Wednesday. The startup operation was announced last fall and began production earlier this year in the former Coalition Brewing space in southeast Portland but with th

Portland Promenade sees success in 28th Avenue summer trial run

After just a month-long pilot study, the promenade created on Southeast Ankeny Street between 27th and 28th Avenue has been deemed a success by the business owners there.

The 'Rainbow Road' on SE Ankeny is Portland's best distanced-dining street plaza - BikePortland.org

When the Portland Bureau of Transportation launched their “Healthy Business” permit program, they encouraged multiple businesses to apply together. The thinking was that if there were several pubs and restaurants Read More »

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THE SPACE

The vast property allowed us to create a concept that no one else has done: A destination event space and brewery on main street, in the epic Columbia River Gorge. This is so much more than "just beer."

Capable of holding up to 300 guests
20+ rooms and 40 parking spaces on site
Green elements, such as native trees, ev charging, and solar panels
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THE TEAM
Travis Preece
Co-founder

For the past 6 years, Travis has owned Tap & Table which currently operates two successful restaurants with a local craft beer/gastropub style. Travis has a BS in Business and an MBA from the University of Texas at Austin, and has significant corporate strategy and marketing experience.

While Travis has many career success stories, his most impressive stint was as a strategy advisor in Shell Oil’s downstream headquarters in London. During this time, he worked closely with Shell Helix, Pennzoil and Quaker State Global Brand Managers, and led dozens of internal consulting projects. These include: A 5-year path to $15 Billion Global Lubricants Sales, re-imagining Shell Lubricants’ entire R&D process, and valuations of several potential global market exits.

In 2015, Travis purchased a 1000 sf, struggling taproom. By analyzing his own elaborate data models to drive food & beer menu decisions, Travis grew top-line revenues by 65% and 57% in his first two years, respectively. He also drove Food COGS down from 56% to 25% in under 12 months. By the end of 2017, he’d grown the business from $178k sales (and deeply in the red) to $459k sales and 77k Net Income. In early 2018, Travis re-invested to double his square footage and hired an experienced GM. In fall 2018, Travis acquired a taproom in a very trendy area, and expects company-wide Net Income of nearly $200,000 in 2019. Travis curates the beer list for both restaurants and has several years of detailed customer insights on the local beer consumer’s decision process.

In strategy, Travis was one of 5 members of the team which developed and presented a Five Billion dollar growth plan for the marketing arm of largest (by rev) company in the world. Travis also led many other projects, including a plan to close the gap on Chevron in the US, and a massive 6-month project to redevelop Shell Lubricants’ R&D system, which included regular presentations to executives.

Travis has shown that his strategic approach to business works extremely well in the hospitality industry: In two years and with few resources at his disposal, Travis has boot-strapped his way to 40% YoY revenue growth and astronomical profit growth.

Willis Boyer
Director of Development

Willis is extremely creative and knows how to maximize “bang for the buck.” He provides a strategic advantage for Gorges to build or renovate properties at cost with our own team.

Willis is a Portland Native who has lived with his fiancée and two children part-time in Cascade Locks for several years.

Brian Keilty
Head Brewer

After a successful career as a chef, Bryan moved to Portland to learn brewing in the hopes of opening his own brewery and restaurant. Bryan has a tireless work ethic, has won national awards, built breweries, and grown sales in the US, Japan and Holland.

Bryan's passion for craft, and ability to build relationships in the industry, serve us well!

Steven Denio
Director of Operations

Steve Led Bend Brewing (as General Manager) to 22% growth annually, then became a founding member of GoodLife in 2011. As Marketing & Sales Manager, he helped grow GoodLife to #9 volume in the state of Oregon in 2017.

Steve and wife Heather met in the Bend beer industry, and just welcomed a future beer-lover to the fam.

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2020
Founded
$2,044,348
Projected Annual Revenue
1,284 people
Social Media Followers
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Event space build-out $26,000
Landscaping, trees, water features $58,000
Renewable Energy Fixtures $10,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,045,363 $1,557,591 $2,118,324 $2,541,989 $3,177,486
Cost of Goods Sold $261,341 $389,398 $529,581 $635,497 $794,371
Gross Profit $784,022 $1,168,193 $1,588,743 $1,906,492 $2,383,115

EXPENSES

Operating Profit $784,022 $1,168,193 $1,588,743 $1,906,492 $2,383,115
This information is provided by Gorges Beer Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Gorges Brewing LLC - IRS EIN Confirmation Letter.pdf
DCAPDX-2698593-v2-Gorges Brewing LLC Operating Agreement 4-6-18.PDF
2020 Certificate of Existence - Gorges.pdf

Gorges Business License.pdf
Gorges Beer Co - Investment summary.pdf
Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on October 22, 2020. 0 people have invested so far.

Summary of Terms
Legal Business Name Gorges Brewing LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 0.8%-2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2027
Financial Condition

The business has $600,000 cash. We have a construction loan approved for $1.3 million, with zero draws to date. Permiting is done, site work largely complete, and construction of the building is 20% complete. The $1.9 million in total available capital includes enough capital to complete construction of our main building and brewery, parking lot and necessary site work. It also includes $250k construction contingency, 6-month operating cost cushion and 12-month debt service cushion. We will own the land in full by the time we open in June 2021. Our property valuation came in at $2.47M upon completion of the building. We are currently making a profit at our Portland pilot brewery and taproom.

Historical milestones

Gorges Beer Co. has been operating since February 2020 and has since achieved the following milestones:

Opened location in Portland, OR

Despite the pandemic, our Portland taproom became profitable in it's 6th month, August 2020, and has remained profitable through October 2020.

Had a gross profit margin of 84% in Q3.

This profit is based on a very small, test location and includes 100% of brewer salary. We expect much better profits when we expand to this much larger, second location.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Gorges Beer Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Gorges Beer Co. is a newly established entity and has little history for prospective investors to consider.

Reliance on Management

As a securities holder, you will not be able to participate in Gorges Beer Co.'s management or vote on and/or influence any managerial decisions regarding Gorges Beer Co.. Furthermore, if the founders or other key personnel of Gorges Beer Co. were to leave Gorges Beer Co. or become unable to work, Gorges Beer Co. (and your investment) could suffer substantially.

You Do Have a Downside

We have mitigated downside by aquiring and developing our own real estate. However, if Gorges Beer Co. fails to generate enough revenue, you could lose some or all of your money.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future. We open Q3 2021 and believe that this is a low impact for our business since we own the property.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Gorges Beer Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Gorges Beer Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Gorges Beer Co.'s financial performance.

The Company Might Need More Capital

Gorges Beer Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Gorges Beer Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Gorges Beer Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Gorges Beer Co.'s financial performance or ability to continue to operate. In the event Gorges Beer Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Uninsured Losses

Although Gorges Beer Co. will carry some insurance, Gorges Beer Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Gorges Beer Co. could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Gorges Beer Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Gorges Beer Co. is significantly more successful than your initial expectations.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Gorges Beer Co., and the revenue of Gorges Beer Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Gorges Beer Co. or management), which is responsible for monitoring Gorges Beer Co.'s compliance with the law. Gorges Beer Co. will not be required to implement these and other investor protections.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Gorges Beer Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Gorges Beer Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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